Filed by Katapult Holdings, Inc.

(Commission File No.: 001-39116)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Katapult Holdings, Inc.

(Commission File No.: 001-39116)

March 11, 2026

LinkedIn Post March 11, 2026

  Katapult’s Post

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to: in this document, statements regarding the all-stock merger transaction of Katapult, Aaron’s and CCF Holdings, the expected benefits of the transaction, future opportunities for the combined company and the future operations of the combined company. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of our management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond our control. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (i) the ability to obtain regulatory approval and meet other closing conditions to the proposed transaction, including shareholder approval, and the occurrence of any event, change or other circumstance that could delay the proposed transaction, including the impact and timing of any government shutdown, or give rise to the termination of the definitive transaction agreement; (ii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the proposed transaction on the expected timeframe or at all; (iii) litigation relating to the proposed transaction; (iv) the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed transaction on the Company’s current and prospective employees, key management, customers, suppliers, franchisees and business partners; (v) meeting future liquidity requirements and complying with restrictive covenants related to indebtedness; (vi) anticipated tax treatment, (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) the combined company’s ability to successfully integrate and grow its business; (ix) the ability to comply with laws and regulations applicable to our business and the business of the combined company, including laws and regulations related to rental purchase transactions; and (x) other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, public health crises and pandemics, trade wars, or responses to such events; and (xi) those factors discussed in greater detail in the section entitled “Risk Factors” in our periodic reports filed with the Securities and Exchange Commission (“SEC”), including the Annual Report on Form 10-K for the year ended December 31, 2025 that we filed with the SEC.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. There can be no assurance that the transaction will be implemented or that plans of the respective directors and management of the Company, Aaron’s and CCF Holdings will proceed as expected or will ultimately be successful. Undue reliance should not be placed on the forward-looking statements in this document. All forward-looking statements contained herein are based on information available to us as of the date hereof, and we do not assume any obligation to update these statements as a result of new information or future events, except as required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the transaction among the Company, Aaron’s, and CCF Holdings. The Company expects to announce a special meeting of its stockholders as soon as practicable to obtain stockholder approval of the transaction. In connection with the transaction, the Company intends to file a registration statement on Form S-4, that will include a proxy statement in preliminary and definitive form of the Company and the Company may file with the SEC other relevant documents concerning the transaction. INVESTORS OF THE COMPANY ARE URGED TO READ THE FORM S-4, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AARON’S, CCF HOLDINGS AND THE TRANSACTION AND RELATED MATTERS.   Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov, at the Company’s website at ir.katapultholdings.com or by sending a written request to the Company in care of the Corporate Secretary, at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the special meeting of stockholders in connection with the transaction. Information regarding the Company’s directors and executive officers, their ownership in the Company and the Company’s transactions with related persons is available in the Company’s proxy statement filed with the SEC on April 24, 2025 on Schedule 14A in connection with its 2025 annual meeting of stockholders, under the headers “PROPOSAL NO. 1 ELECTION OF DIRECTORS” , “DIRECTOR COMPENSATION”, “EXECUTIVE OFFICERS”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “EXECUTIVE COMPENSATION” and “CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS” (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htm). Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such person’s SEC filings on Forms 3 or 4 (which is available at EDGhttps://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htmAR Entity Landing Page). Other information regarding the Company’s directors and executive officers and regarding other persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement related to the proposed transaction and other relevant materials to be filed with the SEC when they become available. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.